Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Six Months Ended June 30		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Fixed Charges:
Interest on deposits	$4,281	$5,645	$10,625	$14,925	$19,537	$31,046	$53,150
Interest on borrowings	1,865	2,566	4,992	5,471	7,469	7,760	8,974
Estimated interest on rental expense	605	379	936	617	526	469	487
Fixed charges including interest on deposits (A)	6,751	8,590	16,553	21,013	27,532	39,275	62,611
Less: Interest on deposits	4,281	5,645	10,625	14,925	19,537	31,046	53,150
Fixed charges excluding interest on deposits (B)	$2,470	$2,945	$5,928	$6,088	$7,995	$8,229	$9,461

Earnings:
Pretax income from continuing operations	$18,059	$18,358	$40,015	$35,799	$54,431	$35,400	$38,337
Fixed charges including interest on deposits	6,751	8,590	16,553	21,013	27,532	39,275	62,611
Earnings, including interest on deposits (C)	24,810	26,948	56,568	56,812	81,963	74,675	100,948
Less: Interest on deposits	4,281	5,645	10,625	14,925	19,537	31,046	53,150
Earnings, excluding interest on deposits (D)	$20,529	$21,303	$45,943	$41,887	$62,426	$43,629	$47,798

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	3.68	3.14	3.42	2.70	2.98	1.90	1.61
Excluding interest on deposits (D / B)	8.31	7.23	7.75	6.88	7.81	5.30	5.05